WRITER'S DIRECT DIAL
(852) 3551-8690

WRITER'S E-MAIL ADDRESS
ning.zhang@morganlewis.com

October 17, 2023

VIA EDGAR

Mr. Kyle Wiley

Mr. Andrew Mew

Disclosure Review Program

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATA Creativity Global
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-33910

Ladies and Gentlemen:

On behalf of ATA Creativity Global (the “Company”), set forth below is the Company’s response to your comment letter dated September 22, 2023 (the “Letter”) with respect to the above-referenced Form 20-F (the “2022 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2023. The Company also undertakes to reflect the comment in the Letter as appropriate in its Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), subject to further comment(s) from the Commission’s staff (the “Staff”) and the changes of facts or regulations by then, if any.

For your convenience, we have reproduced the comment from the Staff in bold and italic in front of the related response. All references in the Company’s response to pages and captioned sections are to the 2022 Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2022 Form 20-F.

Partners: Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark
*China-Appointed Attesting Officer	15 Queen's Road Central	+852.3551.8500
#Notary Public of Hong Kong	Hong Kong	+852.3006.4346

October 17, 2023 - Page 2

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 121

1.	We note your response to prior comment to 3. We also note that you identified Zhilei Tong as a member of the CCP but determined that he is not a CCP official. We also note from Item 6 that Mr. Tong is the chairman and CEO of COL Digital Publishing Group Co., Ltd. and from COL Digital Publishing Group Co., Ltd. ’s company website he is currently listed as a Deputy to the People’s Congress in Beijing. Please explain to us his roles and responsibilities as a Deputy and how you consider them in your determination.

The Company respectfully advises the Staff that, it understands that Zhilei Tong is currently a deputy to Beijing Municipal People’s Congress (i.e., the people’s congress at municipal level), a member of the Education, Science, Culture and Health Committee of Beijing Municipal People’s Congress, and a member of the Standing Committee of Dongcheng District People’s Congress of Beijing Municipality (i.e., the people’s congress at district level, which is lower than municipal level), which positions we understand will not make Zhilei Tong an official of the Chinese Communist Party.

According to the Law of the People’s Republic of China on Deputies to the National People’s Congress and Local People’s Congresses at All Levels, deputies to the local people’s congresses at all levels (including those at municipal level and district level) are members of the state organs of power at the corresponding levels and shall be elected according to law, and shall represent the interests and will of the people and participate in the exercise of state power based on the functions and powers vested in the people’s congresses at the corresponding levels by the constitution and relevant laws. As a deputy, Zhilei Tong has the following rights, duties and responsibilities:

Rights:

●	attending sessions of the people’s congresses at the corresponding levels, participating in the deliberation of all bills and proposals, reports and other issues, and putting forward his opinions;
●	jointly submitting bills and proposals, proposals for addressing inquiries, proposals of recall, etc.;
●	putting forward proposals, criticisms and opinions concerning all aspects;
●	participating in all elections held by the people’s congresses at the corresponding levels;
●	participating in all votes held by the people’s congresses at the corresponding levels;
●	obtaining the information and all kinds of assurances necessary for his performance of duties as a deputy; and
●	other rights as prescribed by law.

Duties and responsibilities:

●	playing an exemplary role in abiding by the constitution and the laws and in keeping state secrets and assisting the implementation of the constitution and the laws during the production, work or public activities which he takes part in;

October 17, 2023 - Page 3

●	attending sessions of the people’s congresses at the corresponding levels on time, earnestly deliberating on all bills and proposals, reports and other issues, putting forward opinions and doing a good job in various work during the sessions;
●	actively taking part in inspections, special surveys, law-enforcement inspections and other activities in relation to performance of his duties which are organized uniformly;
●	strengthening the study, survey and research in relation to performance of his duties, and continuously enhancing his capacity of performing his duties as a deputy;
●	maintaining close contact with the voters of the electoral districts or the electoral units that elected him and with the people, hearing and conveying their opinions and demands, and striving to serve the people;
●	consciously abiding by social morality and being clean, self-disciplined, impartial, decent and diligent; and
●	other duties as prescribed by law.

The Company respectfully further advises the Staff that, the Company determined that the abovementioned positions will not make Zhilei Tong an official of the Chinese Communist Party for the following reasons:

●	according to the Constitution of the People's Republic of China, local people’s congresses at all levels (including those at municipal level and district level) are local state organs of power, which shall be created through democratic election and shall be responsible to the people and subject to their oversight, and thus local people’s congresses at all levels (including those at municipal level and district level) are not entities, organizations or organs of the Chinese Communist Party; and
●	according to the Election Law of the People’s Republic of China for the National People’s Congress and the Local People’s Congresses at All Levels, all citizens of the People’s Republic of China who have reached the age of 18 shall have the right to vote and stand for election, regardless of ethnic status, race, sex, occupation, family background, religious belief, education, property status or length of residence, provided that those who have been deprived of political rights according to the laws shall not have the right to vote and stand for election, and thus Zhilei Tong’s election to the abovementioned positions was not based on nor has necessary connection with his membership in the Chinese Communist Party.

***

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +852-3551-8690, or by email at ning.zhang@morganlewis.com.

Sincerely,

/s/ Ning Zhang

Mr. Ning Zhang
of Morgan, Lewis & Bockius LLP

cc:	Mr. Ruobai Sima
ATA Creativity Global